Exhibit (a)(1)(B)

Form of email sent to Eligible Employees on October 11, 2002

FROM:	Bernard Liautaud — Chairman of the Board and Chief Executive Officer

SUBJECT:	OFFER TO CANCEL EXISTING OPTIONS FOR NEW OPTIONS

DATE:	October 11, 2002

IMPORTANT— PLEASE READ IMMEDIATELY — THIS OFFER EXPIRES NOVEMBER 12, 2002

     Dear all,

     I am pleased to inform you that the Board of Directors of Business Objects S.A. has decided to offer to all eligible employees who hold stock options granted with an exercise price equal to or greater than 30 euros per share the opportunity to cancel such outstanding stock options (“the Old Options”) for options to be granted in the future (“the New Options”). The exercise price of the New Options will be based on the fair market value of our stock on or about May 15, 2003.

     We are making the offer upon the terms and conditions described in the attached document entitled “Offer to Grant Certain Option Holders the Opportunity to Renounce the Right to the Benefit of All Outstanding Unexercised Options having an Exercise Price per Share of 30 Euros or More Held by Eligible Employees under the Business Objects S.A. 1999 Stock Option Plan and the Business Objects S.A. 2001 Stock Option Plan for a Lesser Number of New Options” (the “Offer to Grant”), this memorandum, the attached Election Form and the attached Notice of Withdrawal.

     Please read these documents carefully before you make any decisions regarding the offer. This offer expires at 11:59 p.m. New York City Time on November 12, 2002. Participation by each eligible option holder is voluntary.

     If you elect to participate in this offer, you must make your election by completing and returning the attached Election Form before 11:59 p.m New York City Time on November 12, 2002. If you do not turn it in, or turn it in after the due date, you will be deemed to have elected not to participate in the offer.

     If you are an employee of Business Objects (U.K.) Ltd., you must also, together with your completed Election Form, deliver an executed copy of the attached election to transfer the National Insurance liability, whereby you agree to accept the transfer of the whole of the National Insurance Liability related to the New Options before 11:59 p.m, New York City Time, on November 12, 2002.

     If you properly return the requested documents listed above, your Old Options will be cancelled and, subject to the terms of the offer, we will send to you a Promise to Grant New Options which evidences our irrevocable commitment to issue the New Options in the future.

     We strongly urge you to read all of the materials sent to you including the sections entitled “Taxation” and “Tax-related risks” in the Offer to Grant. We recommend that you consult your tax and financial advisers before making any decision about participating in the offer. We have not authorized any person to make any recommendation on our behalf as to whether you should participate in the offer. You should rely only on the information in this document, the documents to which we have referred you and your own advisors.

     MAIN FEATURES OF THE OFFER INCLUDE:

1.	Any of your outstanding, unexercised options to purchase our shares granted to you under the Business Objects S.A. 1999 stock option plan or the Business Objects S.A. 2001 stock option plan with an exercise price per share equal to 30 euros per share or more may be cancelled, provided you are an employee of Business Objects or one of our affiliates (meaning entities in which Business Objects S.A. owns directly or indirectly 10% or more of the voting rights of such entities) on the date the offer commences and the date the Old Options are cancelled (such date is expected to be on or about November 13, 2002). If, however, you have been classified by the board of directors as an “excluded employee” (as defined in the Offer to Grant), you are not eligible to participate in the offer.

2.	If you participate in the offer your New Option will be for a FEWER number of shares than the Old Option that was cancelled. Subject to the terms of the offer, your New Options will be for a number of shares (rounded up to the nearest whole share) equal to the amount obtained by multiplying (X) the number of shares subject to the unexercised portion of the option that you renounced your right to the benefit of (as adjusted for stock splits, stock dividends and similar events) and (Y) the applicable percentage set forth below:

Exercise price of cancelled options	Applicable Percentage

30 to 39.99 euros	50%
40 to 49.99 euros	33%
50 to 59.99 euros	25%
60 euros and above	20%
Options Granted Since April 10, 2002 with an exercise price of less than 30 euros	67%

3.	The New Options will be priced by reference to the fair market value on the day we grant the options, (which is expected to be on or about May 15, 2003). The fair market value is defined as the higher of (i) the closing price on the Paris stock exchange on the day preceding date of grant and (ii) 80% of the 20 trading days average closing prices on such market prior to the grant date. Italian employees may have a higher exercise price.

THERE IS A RISK THEREFORE THAT THE EXERCISE PRICE OF THE NEW OPTIONS COULD BE HIGHER THAN THE EXERCISE PRICE OF THE OLD OPTIONS.

5.	The New Options will have a vesting schedule similar to that of the Old Options. In addition, you will receive credit for any previous vesting under your Old Option as of the date they are cancelled pursuant to the offer plus the approximately six-month and one day period between the date we cancel your Old Options and the date the New Options are granted. Because the total number of shares subject to your new option will be for a lesser number of shares than the old option that was cancelled, you should be aware that the number of shares fully vested as of the grant date of the new option and the number of shares that become exercisable each month thereafter will be a proportionately lesser amount than the number of shares that were fully vested and the number of shares that vested each month under your old option.

6.	If your employment with Business Objects or one of our affiliates terminates for ANY reason, either voluntarily OR involuntarily, prior to the date the New Options are granted (which is expected to be on or about May 15, 2003), you will not receive New Options, nor the return of your Old Options. Once cancelled, the Old Options are gone for good.

7.	If you elect to cancel an Old Option, it will be cancelled in its entirety. Also, if you elect to cancel an Old Option, all Old Options granted on the same day as well as all Old Options granted since April 10, 2002 (i.e. within the six-month period prior to the commencement of this offer) must also be cancelled.

8.	We expect to cancel the Old Options on or about November 13, 2002 (the first business day following the expiration of the offer).

9.	We expect to grant the New Options on or about May 15, 2003, unless the offer is extended by us, in which case the New Options will be granted no earlier than the first business day that is at least 6 months and 1 day after the cancellation of the Old Options. You should note that French law prohibits the granting of options for a period of time before or after we publicly disclose material information. Were we to publicly disclose material information, the board may have to delay the grant date of your options until sometime after May 15, 2003.

10.	Once your Old Options are cancelled, you will not be able to exercise them, even if you terminate employment for any reason whatsoever and do not receive a New Option. All rights to cancelled option grants will be irrevocably forfeited.

11.	Individuals electing to participate in this offer will not be eligible for additional grants until May 15, 2003 at the earliest.

     THIS OFFER IS NOT A GUARANTY OF EMPLOYMENT FOR ANY PERIOD.

     Attached is the full text of the Offer to Grant, as filed today with the U.S. Securities and Exchange Commission, together with the Election Form, the Notice of Withdrawal, the Promise to Grant New Options, the 1999 Stock Plan Prospectus and the 2001 Stock Plan Prospectus.

     For employees of Business Objects (U.K.) only, also attached is the election to transfer the National Insurance Liability.

     Below you will find answers to the most frequently asked questions regarding the offer. You can view your option information at www.asaoptionsnet.com.

Frequently asked questions about the Offer

     The following are answers to some of the questions that you may have about the offer. We urge you to read carefully the remainder of this offer document, the accompanying email to eligible employees, the election form and the notice of withdrawal because the information in this summary is not complete, and additional important information is contained in the remainder of this offer document, the email to eligible employees, the election form and the notice of withdrawal. We have included page references to the remainder of this offer document where you can find a more complete description of the topics in this summary.

Q: Will you commit to grant new options provided I renounce my right to the benefit of my options?

A: Yes. Our commitment to grant the new options is irrevocable. To evidence this commitment, promptly after we have cancelled the options properly submitted to us, we will send to you a Promise to Grant New Options indicating the number of shares to be covered by the new option grant and the expected grant date. However, there are circumstances where you might not receive your new options.

Q: What are the circumstances where I would not be granted new options?

A: Even if your options have been cancelled, we will not grant new options to you if we are prohibited by applicable law or regulations from doing so. Such a prohibition could result from changes in French laws, foreign laws, U.S. Securities and Exchange Commission regulations or staff positions or listing requirements of the U.S. National Association of Securities Dealers. We will use reasonable efforts to avoid the prohibition, but if it is applicable, you will not be granted a new option. We do not anticipate any such prohibitions and are referring to the possibility in an abundance of caution.

     Also, if you are no longer an employee of Business Objects S.A. or one of our affiliates on the date we grant the new options, you will not receive any new options or other consideration in return for the options that you have renounced and that have been cancelled.

Q: Who qualifies as an eligible employee?

A: An “eligible employee” refers to all employees of Business Objects S.A. or one of our affiliates (meaning entities in which Business Objects S.A. owns directly or indirectly 10% or more of the voting rights) who are employees as of October 11, 2002 (the “Commencement Date”) and November 13, 2002 (which is the date we currently expect to cancel the options submitted to us (the “Cancellation Date”)), except employees who are resident in France, Sweden or Switzerland and excluded employees. An “excluded employee” means each officer who is also a member of the Board of Directors of Business Objects S.A..

Q: What options are eligible to participate in the offer?

A: If you are an eligible employee, you may renounce your right to the benefit of all outstanding unexercised options to purchase Business Objects’ ordinary shares granted under the 1999 option plan and the 2001 option plan with an exercise price of 30 euros or more.

Q: Why are we making the offer?

A: We believe that granting stock options motivates high levels of performance and provides an effective means of recognizing employee contributions to our success of the company. The offer provides an opportunity for us to offer employees a valuable incentive to stay with our company. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our ordinary shares and American depositary shares. By offering eligible employees the opportunity to have their eligible options cancelled for new options that will have an exercise price based on the trading price of the shares on the grant date, we intend to provide our eligible employees with the benefit of owning options that over time may have a greater potential to increase in value and therefore create better performance incentives for employees.

Q: What are the conditions to the offer?

A: The offer is not conditioned on the renunciation of the right to the benefit of a minimum number of options. The conditions to the offer are described under “The Offer — Conditions of the offer.”

Q: Are there any eligibility requirements that I must satisfy after the Expiration Date of the offer to receive the new options?

A: Yes. To receive a grant of new options through the offer and under the terms of the 1999 option plan and the 2001 option plan, you must be employed by Business Objects S.A. or one of our affiliates as of the date the new options are granted.

     As discussed below, subject to the terms of this offer, we will not grant the new options until on or about the first business day which is at least six months and one day after the Cancellation Date. We expect to grant the new option on or after May 15, 2003. If, for any reason, you do not remain an employee of Business Objects or one of our affiliates through the date we grant the new options, you will not receive any new options or other consideration in return for the options that you have renounced and that have been cancelled.

Q: How many shares will be subject to the new options?

A: Subject to the terms of the offer, if we cancel the eligible options you submit to us, you will receive a Promise to Grant New Options for a number of shares (rounded up to the nearest whole share) equal to the amount obtained by multiplying (X) the number of shares subject to the unexercised portion of the option that you renounced your right to the benefit of (as adjusted for stock splits, stock dividends and similar events) and (Y) the applicable percentage set forth below:

Exercise Price of Cancelled Options	Applicable Percentage

30 to 39.99 euros	50%
40 to 49.99 euros	33%
50 to 59.99 euros	25%
60 euros and above	20%
Options Granted Since April 10, 2002 with an exercise price of less than 30 euros	67%

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     New options will be granted under the same plan under which the cancelled options were granted, unless prevented by law or applicable regulations, except that all options granted to employees of Business Objects (U.K.) Ltd. shall be granted under an “unapproved” plan even if the old options had been granted under the Business Objects 1999 U.K. Approved Plan. All new options will be subject to a new option agreement between you and us, which will be in substantially the same form as the option agreement or agreements, for your existing eligible options except for the grant date, exercise price and term of the new option, all as explained more fully below. The tax treatment applicable to your new options may, however, differ substantially. In addition, employees of Business Objects (U.K.) Ltd. are required to enter into a joint election whereby you agree to accept the transfer of the whole of the National Insurance liability related to the new options. You must execute the joint election if applicable to you, before receiving the new options.

Q: When will I receive my new options?

A: We will grant the new options no earlier than the first business day which is at least six months and one day after the Cancellation Date. Our board of directors will select the actual grant date for the new options. If we cancel options on November 13, 2002, which is the scheduled date for the cancellation of the options, the new options will not be granted until sometime on or after May 15, 2003. Please note that in addition, French law prohibits the granting of options for a period of time before or after we publicly disclose material information. Subject to this law, the board of directors intends to meet on May 15, 2003 to grant new options to each eligible employee who has properly renounced his or her right to the benefit of his or her eligible options. Were we to publicly disclose material information, the board of directors would be required to delay for the applicable period the granting of the new options.

Q: Why wait at least 6 months and 1 day to grant the new options?

A: If we were to grant the new options on any date which is earlier than six months and one day after the Cancellation Date, we would be required for U.S. GAAP financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of decreases and increases in the company’s share price as compensation expense for the new options issued under this offer. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, we believe we will not have to treat the new options as variable awards.

Q: If I renounce my right to the benefit of options pursuant to the offer, will I be eligible to receive other option grants before I receive my new options?

A: No. If we accept your renunciation and cancel your options, we will defer until the grant date for your new options the grant of other options for which you may otherwise be eligible. (Page 33)

Q: Will I be required to give up all my rights to the cancelled options?

A: Yes. Once we have accepted your renunciation, your options will be cancelled and you will no longer have any rights under those options. We currently expect to give effect to the renunciations on November 13, 2002 (the first business day following the Expiration Date).

Q: What will the exercise price of the new options be?

A: For eligible employees other than Italy-based employees, the exercise price per share of the new options will be at least the higher of:

•	100% of the closing price of our shares as reported on the Premier Marché of Euronext Paris S.A. on the last trading day before the date of grant, or

•	80% of the average of the closing prices of our shares on that market over the twenty trading days before the grant date.

     For eligible employees who are Italy-based employees, the exercise price per share of the new options will be at least the higher of:

•	100% of the average of the closing prices of our shares as reported on the Premier Marché of Euronext Paris S.A. over the thirty days before the grant date,

•	80% of the average of the closing prices of our shares on that market over the twenty trading days before the grant date, or

•	100% of the closing price on that market on the last trading day prior to the grant date.

     Accordingly, we cannot predict the exercise price of the new options. Because we will not grant new options until on or about the first business day that is at least six months and one day after the Cancellation Date, the new options may have a higher exercise price than some or all of your existing options. We recommend that you evaluate current market quotes for our American depositary shares on the Nasdaq National Market and our ordinary shares on the Premier Marché Euronext of Paris S.A., among other factors, before deciding whether or not to renounce your right to the benefit of your eligible options.

Q: When will the new options vest?

A: Generally, the new option shall retain the vesting schedule of the old option it replaces, except that each monthly vesting event for all unvested options shall occur on the monthly anniversary date following the grant date of the new option. In addition, if you currently have vested in a portion of your option grant and you elect to cancel your grant, you will receive, under the new option vesting schedule, credit for that previous vesting plus the approximate six-month and one day period between the Cancellation Date and the date the new options are granted. Because the total number of shares subject to your new option will be for a lesser number of shares than the old option that was cancelled, the number of shares fully vested as of the grant date of the new option and the number of shares that become exercisable each month thereafter will be a proportionately lesser amount than the number of shares that were fully vested and the number of shares that vested each month under your old option.

Q: What if we enter into a merger or other similar transaction?

A: It is possible that, prior to the grant of new options, we might effect or enter into an agreement such as a merger or other similar transaction whereby Business Objects is acquired by another company. The Promise to Grant New Stock Option(s) which we will give you is a binding commitment, and any successor to our company will honor that commitment. In such a situation, however, you may receive options to purchase shares of our successor, the exercise price of which will be based on the fair market value of such company’s stock on the date of grant.

     You should be aware that these types of transactions could have substantial effects on our share price, including, potentially, substantial appreciation in the price of our shares. Depending on the structure of this type of transaction, option holders who have renounced their right to the benefit of their options might be deprived of any further price appreciation in the shares associated with the new options. For example, if our shares were acquired in a cash merger, the fair market value of our shares, and hence the price at which we grant the new options, would likely be a price at or near the cash price being paid for the shares in the transaction, which may include a premium on the value of our shares, and therefore yielding limited or no financial benefit to a recipient of the new options for that transaction. If you do not participate in this offer, your eligible options will be treated in accordance with the terms of the plan under which they are granted, and if your options are assumed by our successor in the acquisition, those options would be priced in accordance with the terms of the transaction. This could potentially result in a greater financial benefit for you than if you elect to participate in this offer, if the terms of the acquisition transaction result in a more favorable exercise price for the assumed options that were not cancelled pursuant to this offer.

     If we are acquired by another company, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees prior to the grant of new options under this offer. Termination for this, or any other reason before the new option is granted means that you will not receive the new option, nor will you receive any other consideration for the options that were cancelled.

Q: If I choose to renounce the right to the benefit of an eligible option, do I have to renounce all the shares in that option?

A: Yes. We are not accepting partial renunciations. Accordingly, you may renounce the right to the benefit of any one or more of your option grants, but you may only renounce your right to the benefit of all of the unexercised shares subject to that option or none of those shares. Also, if you decide to renounce your right to the benefit of one or more options, then you must renounce your right to the benefit of all of the options that were granted to you during the six month period prior to the Commencement Date. This means that if you participate in the offer, you will be required to renounce your right to the benefit of all options granted to you since April 10, 2002, regardless of the exercise price of such options. In addition, if you received several grants on the same grant date, you must renounce your right to the benefit of all or none of these grants.

     For example, assuming you hold:

(i)	an option to purchase 1,000 of our shares with an exercise price of 40 euros per share granted on October 1, 2000, 400 of which you have already exercised;

(ii)	an option to purchase 2,000 of our shares with an exercise price of 50 euros per share granted on February 1, 2001, none of which you have exercised;

(iii)	an option to purchase 4,000 of our shares with an exercise price of 20 euros per share granted on January 15, 2002, none of which you have exercised; and

(iv)	an option to purchase 6,000 of our shares granted on June 15, 2002 (within six-months of the Commencement Date) with an exercise price of 28 euros per share, none of which you have exercised.

     Using this example, you may renounce your right to the benefit of:

•	none of your options,

•	your first option grant covering the 600 unexercised shares and your fourth option grant covering all 6,000 shares (notwithstanding the exercise price of such option),

•	your second option grant covering all 2,000 shares and your fourth option grant covering all 6,000 shares (notwithstanding the exercise price of such option), or

•	all remaining unexercised shares with respect to your first, second and your fourth option grant.

     In this example, the above describes your only choices. For example, you may not renounce your right to the benefit of options with respect to only 100 shares (or any other partial amount) under the first option grant or less than all of the shares under the second, or fourth option grants. In addition, since the exercise price of your fourth option grant is less than 30 Euros per share, unless you renounce the right to the benefit of either your first or second option grant, you would not be required to renounce your right to the benefit of such option grant.

     If, however, no options were granted to you during the six-month period prior to the Commencement Date so that, using the above example, you were not granted the fourth option on June 15, 2002 but rather such option was granted prior to April 10, 2002, then you may renounce your right to the benefit of:

•	none of your options,

•	your first option grant covering all remaining unexercised 600 shares,

•	your second option grant covering all 2,000 shares,

•	all remaining unexercised shares with respect to your first and second option grant.

     In addition, if you received several grants on the same grant date, you must renounce your right to the benefit of all or none of these grants. For example, if you received both an incentive stock option and a non-qualified stock option on the same day, you must renounce your right to the benefit of both grants or neither of the grants. The same rule applies for U.K.-based employees who were granted approved and non-approved (under the meaning of U.K. tax regulations) options on the same date.

Q: What happens to options that I choose not to renounce or options that you determine not to accept for cancellation?

A: If you choose not to renounce your right to the benefit of an option or if we determine not to cancel an option, such option would retain its current exercise price and current vesting schedule and remain outstanding until you exercise it or it expires by its terms.

     If you are a U.S. tax resident or otherwise subject to U.S. tax regulations, you should note that there is a risk that any incentive stock options you hold may be affected, even if you do not participate in this offer. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the offer. We also believe that the offer will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercise of such options) if you do not participate in the offer.

     However, the IRS may characterize the offer as a “modification” of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which an option exchange program was characterized as a “modification” of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to accept your renunciation of the right to the benefit of eligible options will be viewed in the same way. Private letter rulings issued by the IRS contain the IRS’s opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling or assume the opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know whether the IRS will assert the position that our offer constitutes a “modification” of incentive stock options that can be renounced. If the IRS successfully asserted this position, the options’ holding period to qualify for favorable tax treatment could be extended. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option.

Q: Will I have to pay taxes if I accept the offer?

A: If you renounce your right to the benefit of your existing options for new options, you should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the renunciation. Further, at the grant date of the new options, you will not be required under current law to recognize income for U.S. federal income tax purposes. We recommend that you consult with your own tax advisor to determine the tax consequences of renouncing the benefit of your options through the offer. If you are an eligible employee based outside of the United States, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of the offer under the laws of the country in which you live and/or work.

Q. If my existing options are incentive stock options (ISOs), will my new options be ISOs?

A: Not necessarily. If your existing options are ISOs, your new options will be granted as ISOs to the maximum extent they qualify as ISOs under the U.S. tax laws on the date of the grant. One requirement for options to qualify as ISOs under the current U.S. tax laws is that the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000 (based on the fair market value at the time of grant). The excess value is deemed to be a non-qualified stock option, which is an option that is not qualified to be an ISO under the current U.S. tax laws.

Q: When does the offer expire? Can the offer be extended, and if so, how will I be notified if it is extended?

A: The offer expires on November 12, 2002, at 11:59 p.m., New York City time, unless we extend it. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended, we will make a public announcement of the

x

extension no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration of the offer period.

Q: How do I renounce the right to the benefit of my options?

A: If you decide to renounce the right to the benefit of your options, you must deliver, before 11:59 p.m., New York City time, on November 12, 2002 (or such later date and time as we may extend the expiration of the offer), a properly completed and executed election form, or a faxed copy of it, along with any other documents required by the election form to Ms. Emily Cayas, Business Objects Americas, 3030 Orchard Parkway, San Jose, California 95134 (telephone(1) (408) 953-6000; facsimile: (1) (408) 894-6522 or (1) (408) 894-6537). This is a one-time offer, and we will strictly enforce the offer period. We reserve the right to reject any or all renunciations that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept the renunciations that have been properly submitted to us on November 13, 2002.

Q: During what period of time may I revoke my previous election to renounce the right to the benefit of the options?

A: You may revoke your previous election to renounce the right to the benefit of your eligible options at any time before the offer expires at 11:59 p.m., New York City time, on November 12, 2002. If we extend the offer beyond that time, you may withdraw your renunciation of the right to the benefit of the options at any time until the extended expiration of the offer. In addition, although we currently intend to accept the renunciation of the right to the benefit of your options promptly after the expiration of this offer, if we have not previously accepted your renunciation, you may withdraw your renunciation at any time after December 10, 2002. To withdraw your renunciation, you must deliver to us a signed notice of withdrawal, or a faxed copy of it, with the required information while you still have the right to withdraw the renunciation. Once you have withdrawn your renunciation, you may again renounce the right to the benefit of your option only by again submitting a properly executed election form and following the delivery procedures described above prior to the Expiration Date.

Q: Do we and the board of directors recommend that you take the offer?

A: Although our board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether you should renounce or not renounce your right to the benefit of the options. You must make your own decision whether or not to renounce your right to the benefit of the options. We strongly urge you to read this offer document, the related email to eligible employees, the election form and the notice of withdrawal before making your decision. For a summary of the risks relating to the offer, please see “Certain Risks of Participating in the Offer” beginning on page 10 of this offer document. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor.

Q: Who can you talk to if you have questions about the offer?

A: For additional information or assistance or to obtain additional copies of the documents constituting the offer, you should contact:

Emily Cayas Stock Option Administrator Business Objects 3030 Orchard Parkway San Jose, California 95134 (1) (408) 953-6000